SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)(1)

                              Convergys Corporation
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    212485106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO.      212485106           SCHEDULE 13D/A           PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                17,035,512
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      17,035,512
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                17,035,512
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      212485106           SCHEDULE 13D/A           PAGE 3 OF 5 PAGES
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       The Schedule 13D filed on July 25, 2008(the "Schedule 13D), as amended by
Amendment No. 1 filed on August 27, 2008, Amendment No. 2 filed on September 17, 2008, and Amendment No. 3 filed on October 21, 2008 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of Convergys Corporation, an Ohio corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

       The 17,035,512 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $258.5 million. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

       On February 5, 2009, the Reporting Person and the Issuer signed an agreement (the "Settlement Agreement") providing that (i) JANA Managing Partner Barry Rosenstein, Technology Value Investors CEO and former Alltel COO Jeffrey
H. Fox, and one independent director to be mutually agreed upon would be appointed to the board of directors of the Issuer (the "Board"); (ii) the Reporting Person would agree not to take certain actions from the date of the Settlement Agreement until the earliest of (a) six months after the Issuer's 2010 annual meeting of shareholders, (b) December 31, 2010 and (c) thirty calendar days prior to the shareholder notice deadline for nominating a director for election at the Issuer's 2011 annual meeting of shareholders; and (iii) if requested by the Reporting Person, one additional director designated by the Reporting Person and one independent director to be mutually agreed upon would be appointed to the Board at the Issuer's 2010 annual meeting of shareholders. The Settlement Agreement and the related press release is attached hereto as Exhibits A and B, respectively, and incorporated herein by reference.

Item 5.       Interest in Securities of the Company.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

       (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 122,065,504 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 5, 2008 for the period ended September 30, 2008.

       As of the close of business on February 5, 2009, the Reporting Person may be deemed to beneficially own 17,035,512 Shares constituting approximately 14.0% of the Shares outstanding.


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CUSIP NO.      212485106           SCHEDULE 13D/A           PAGE 4 OF 5 PAGES
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       (b) The Reporting Person has sole voting and dispositive powers over the
17,035,512 Shares, which powers are exercised by the Principals.

       (c) There have been no transactions in the Shares effected by the Reporting Person during the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

       On February 5, 2009, the Reporting Person and the Issuer entered into the Settlement Agreement pursuant to which the Reporting Person agreed not to take certain actions from the date of the Settlement Agreement until the earliest of
(a) six months after the Issuer's 2010 annual meeting of shareholders, (b) December 31, 2010 and (c) thirty calendar days prior to the shareholder notice deadline for nominating a director for election at the Issuer's 2011 annual meeting of shareholders. Such actions include, but are not limited to seeking to acquire or acquiring greater than 19.9% of the outstanding shares of the Issuer. Additionally, under the Settlement Agreement, the Reporting Person has agreed that all of the Shares beneficially owned by the Reporting Person shall be present for the 2009 and 2010 annual meeting of shareholders and for any special meeting of shareholders for quorum purposes and to vote in favor of the directors nominated by the Board at such meetings and as recommended by the Board on any matter relating to the composition, structure or functioning of the Board. The Settlement Agreement is attached hereto as Exhibit A and incorporated herein by reference.

       Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1. Exhibit A: Settlement Agreement dated February 5, 2009.
2. Exhibit B: Press Release dated February 5, 2009.


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CUSIP NO.      212485106          SCHEDULE 13D/A            PAGE 5 OF 5 PAGES
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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 5, 2009



                                                JANA PARTNERS LLC

                                                By: /s/ Barry Rosenstein
                                                ------------------------------
                                                Name: Barry Rosenstein
                                                Title: Managing Partner


                                                By: /s/ Gary Claar
                                                ------------------------------
                                                Name: Gary Claar
                                                Title: General Partner